Exhibit 4.7

Mynaric AG

stock option Plan 2023

– terms and conditions –

TABLE OF CONTENT

TABLE OF CONTENT		2
DEFINITIONS		3
PREAMBLE		4
§ 1	Eligibility	4
§ 2	Grant of Stock Options; Settlement; Maximum Remuneration	5
§ 3	EXERCISE PRICE	6
§ 4	EXERCISE CONDITIONS	6
§ 5	PERFORMANCE TARGETS	7
§ 6	WAITING PERIOD AND EXERCISE PERIOD	9
§ 7	EXERCISE NOTICE	10
§ 8	CLAW-BACK	10
§ 9	CONSEQUENCES OF A TERMINATION OF OFFICE	12
§ 10	TRANSFERABILlTY	12
§ 11	ADJUSTMENT IN CASE OF SPECIFIC CAPITAL AND OTHER STRUCTURAL MEASURES	13
§ 12	CHANGE OF CONTROL	13
§ 13	LIMITATION OF LIABILITY	14
§ 14	TAXES, SOCIAL SECURITY AND COSTS	15
§ 15	INSIDER TRADING AND BLACK-OUT PERIODS	15
§ 16	FORM REQUIREMENTS	16
§ 17	PROCESSING OF PERSONAL DATA	17
§ 18	GOVERNING LAW AND JURISDICTION	17
§ 19	FINAL PROVISIONS	17

DEFINITIONS

INDEX

Absolute Share Price Performance	7	Good Leaver	12
Absolute Share Price Performance	7	Grant	5
Target Achievement	7	Grant Date	5
Adjustment Event	13	Initial Number of Stock Options	4
ADS	5	Insider Trading Rules	15
ADSs	5	Issue Period	5
AktG	6	MAR	15
Allocation Value	4	Maximum Remuneration	6
Bad Leaver	12	Non-Trading Periods	15
Bank	10	Notices	16
BGB	11	Option Terms & Conditions	4
Breach of Duty	10	Overall Target Achievement	9
Cancellation Compensation	14	Participant	4
Cash Settlement	5	Participant Cancellation Request	14
Cashless Exercise Option	10	Performance Target	7
Change of Control	13	Performance Targets	7
Company	4	Pre-Financing	10
Conditional Capital 2023	4	Primary Stock Exchange	4
Diversity Target	8	Relevant Closing Price	5
Diversity Target Achievement	8	Share	4
Employee Engagement Target	8	Share Settlement	5
ESG Target	7	Shares	4
Exercisable Stock Options	9	SOP 2023	4
Exercise Conditions	6	SOP Resolution	4
Exercise Date	5	Stock Option	4
Exercise Notice	10	Stock Options	4
Exercise Period	9	Target Closing Price	7
Exercise Shares	5	Waiting Period	9

PREAMBLE

Mynaric AG (the “Company”) intends to implement a stock option plan (the “SOP 2023”) for the members of the Management Board of the Company (each a “Participant”), under which stock options entitling each of them to acquire a specified number of shares in the Company, each representing a pro rata amount of EUR 1.00 of the Company’s nominal share capital (each a “Share”, and together the “Shares”) shall be granted to the members of the Management Board.

For this purpose, with resolution dated August 7, 2023 (the “SOP Resolution”), the Company’s annual general meeting has authorized the Supervisory Board to grant subscription rights (stock options) for a total of up to 197,317 Shares of the Company to members of the Management Board of the Company (each a “Stock Option”, and together the “Stock Options”). The annual general meeting has further created a conditional capital (bedingtes Kapital) of up to EUR 197,317.00 (the “Conditional Capital 2023”) in order to fund the Stock Options and has authorized the Supervisory Board of the Company to determine the further details of the SOP 2023.

The present terms and conditions (the “Terms & Condition”) establish the rules pursuant to which the Stock Options under the SOP 2023 can be granted and exercised.

§ 1

Eligibility

1.1 Stock Options will be granted to the Participants, whereby the number of Stock Options to be granted to each Participant may vary over the term of the SOP 2023 and are determined by the Company’s Supervisory Board.

1.2 For each Participant, the Supervisory Board determines a target value in Euro (EUR) as allocation value (the “Allocation Value”; Zuteilungswert). The initial number of Stock Options for each Participant for each tranche is equivalent to the Allocation Value divided by the closing price (Schlusskurs) of the Shares or the closing price (Schlusskurs) to be converted into amounts per Share of the rights or certificates representing the Shares on the Grant Date on the Primary Stock Exchange on the last ten trading days prior to the Grant Date, rounded down to the nearest whole number (the “Initial Number of Stock Options”). “Primary Stock Exchange” is the stock exchange or trading system with the highest total trading volume (in EUR) of the Shares or rights or certificate representing the Shares during the time period as further specified in the respective provision of these Terms & Conditions. A closing price in a currency other than Euro shall be converted into a Euro amount on the basis of the average exchange rate as published by the European Central Bank for the six months prior to the Grant Date as published by the European Central Bank; the resulting Euro amount shall be rounded down to the next two decimals.

1.3 For clarification purposes: In case these Terms & Conditions refer to the share price of the American Deposit Shares representing the Company’s Shares (the “ADSs” and each an “ADS”), such amount must always be multiplied by the number of ADSs representing one Share.

§ 2

Grant of Stock Options; Settlement; Maximum Remuneration

2.1 Stock Options may be granted (the “Grant”) in accordance with legal requirements once in a month (the “Issue Period”), subject to a continuing and non-terminated (ungekündigt) service relationship of the relevant Participant as member of the Management Board of the Company at the relevant Grant Date.

2.2 The date on which the Grant becomes effective (the “Grant Date”) shall be the date on which the Participant receives the offer granting Stock Options, irrespective of the point in time the offer is accepted. The offer can specify a later date as Grant Date.

2.3 Subject to (i) a forfeiture of Stock Options pursuant to § 2.5 or § 9 below; and (ii) the satisfaction of the terms and conditions set forth in these Terms & Conditions, each Stock Option entitles the Participant to one subscription right to each acquire one Share in the Company against payment of the Exercise Price.

2.4 In fulfilment of the Stock Options the Company may, at its sole discretion:

2.4.1 deliver the number of Shares with respect to which the Stock Options are being exercised (the “Exercise Shares”) out of the Conditional Capital 2023 or from treasury shares or from a combination of both (the “Share Settlement”); and/or

2.4.2 instead of the delivery of all or some of the Exercise Shares make a cash payment in the amount of (i) the product of the closing price (Schlusskurs) of the Shares or the closing price (Schlusskurs) to be converted into amounts per Share of the rights or certificates representing the Shares on the Company’s Primary Stock Exchange on the last trading day prior to the date the Participant has exercised the Stock Options granted to him/her (“Exercise Date”) (whereby the date the Company receives the Exercise Notice shall be decisive) on the Primary Stock Exchange during the ten trading days prior to the Exercise Date (the “Relevant Closing Price”), multiplied by the aggregate number of Exercise Shares to be settled in cash, minus (ii) the Exercise Price multiplied by the aggregate number of Exercise Shares to be settled in cash or, in case the Participant has already paid to the Company the Exercise Price for all Exercise Shares to be settled in cash, EUR 0.00 (the “Cash Settlement”). A Relevant Closing Price in a currency other than Euro shall be converted into a Euro amount on the basis of the average exchange rate as published by the European Central Bank for the last trading day prior to the Exercise Date; the resulting Euro amount shall be rounded down to the next two decimals.

2.5 In the event that after the expiration of the Waiting Period it turns out that the maximum remuneration of a Participant, as determined by the Supervisory Board in accordance with section 87a para. 1 sentence 2 no. 1 of the German Stock Corporation Act (Aktiengesetz, “AktG”) for one financial year (the “Maximum Remuneration”) would be exceeded (or further exceeded) due to Stock Options settled in accordance with these Terms & Conditions, Stock Options shall forfeit as follows:

The number of Stock Options that shall forfeit corresponds to (i) the amount by which the Maximum Remuneration for such financial year is exceeded, divided by (ii) the difference between the closing price (Schlusskurs) of the Shares or the closing price (Schlusskurs) to be converted into amounts per Share of the rights or certificates representing the Shares on the date of the expiration of the Waiting Period on the Company’s Primary Stock Exchange on such date and the Exercise Price, and the result rounded up to the nearest integer. A closing price in a currency other than Euro shall be converted into a Euro amount on the basis of the exchange rate as published by the European Central Bank for the date of the expiration of the Waiting Period; the resulting Euro amount shall be rounded down to the next two decimals.

§ 3

EXERCISE PRICE

The price at which one Share may be acquired upon exercise of one Stock Option equals the volume-weighted six-month average share price of the Share or the volume-weighted six-month average share price to be converted into amounts per Share of the rights or certificate representing the Share on the day prior to the Grant Date on the Primary Stock Exchange on the ten trading days prior to the Issue Period. The minimum Exercise Price is equivalent to the minimum issue price as set forth in Sec. 9 para. 1 AktG, i.e., currently EUR 1.00. A closing price in a currency other than Euro shall be converted into a Euro amount on the basis of the average exchange rate as published by the European Central Bank for the six months prior to the Grant Date as published by the European Central Bank; the resulting Euro amount shall be rounded down to the next two decimals.

§ 4

EXERCISE CONDITIONS

Stock Options may be exercised if and to the extent the following conditions are fulfilled (the “Exercise Conditions”):

4.1 the Performance Targets (§ 5) have been achieved;

4.2 the applicable Waiting Period (§ 6.1) has expired;

4.3 the Supervisory Board has notified the Participant of the number of Exercisable Stock Options (5.7);

4.4 an Exercise Period (§ 6.2) has started and not yet ended and

4.5 the exercise has not been temporarily suspended according to § 15.2.

§ 5

PERFORMANCE TARGETS

5.1 Stock Options may only be exercised if and to the extent the Performance Targets have been reached in accordance with the following provisions.

5.2 The Performance Targets are linked to:

5.2.1 the absolute share price performance of the Shares during the Waiting Period (the “Absolute Share Price Performance”); and

5.2.2 the achievement of an environmental social governance (ESG) target (the “ESG Target”) during the Waiting Period (the Absolute Share Price Performance and the ESG Target each a “Performance Target” and together the “Performance Targets”).

5.3 The Absolute Share Price Performance is weighted with 80% and the ESG Target is weighted with 20% with respect to the Overall Performance Target Achievement.

5.4 The level of achievement of the Absolute Share Price Performance (the “Absolute Share Price Performance Target Achievement”) is evaluated as follows:

To determine whether the Performance Target Absolute Share Price Performance has been achieved, the last year of the Waiting Period is divided into four quarters and the three-month volume-weighted average price of the Shares or the three-month volume-weighted average price to be converted into amounts per Share of the rights or certificate representing the Share on the Primary Stock Exchange during such quarter is determined at the end of each quarter (the “Target Closing Price”). A price in a currency other than Euro shall be converted into a Euro amount on the basis of the average exchange rate as published by the European Central Bank for such quarter as published by the European Central Bank; the resulting Euro amount shall be rounded down to the next two decimals.

The Absolute Share Price Performance is 100%, if at least one Target Closing Price is at least 50% over the Exercise Price. If no Target Closing Price is at least 50% over the Exercise Price, the target achievement of the Absolute Share Price Performance is 0%. A target achievement of the Absolute Share Price Performance above 100% is not possible.

5.5 The level of achievement of the ESG Target is evaluated as follows:

5.5.1 The ESG Target is composed of a diversity target (the “Diversity Target”) and an employee engagement target (the “Employee Engagement Target”).

5.5.2 To determine the level of achievement of the Diversity Target, the Supervisory Board determines the proportion of women (as a percentage) within the Company and its affiliated companies within the meaning of Sec. 15 et. seqq. AktG (the “Mynaric Group”) as of the beginning and the end of the Waiting Period. The Diversity Target is achieved, if the percentage of women within the Mynaric Group at the end of the Waiting Period is five percentage points higher than the percentage of women as determined at the beginning of the Waiting Period. If the proportion of women at the beginning of the Waiting Period is at least 30% or if a share of women within the Mynaric Group of at least 30% is achieved during the Waiting Period, the Diversity Target is achieved if the share of women within the Mynaric Group is still at least 30% at the end of the Waiting Period.

5.5.3 To determine the level of achievement of the Employee Engagement Target, the Supervisory Board, with the support of an external service provider, determines the employee engagement (Mitarbeiterzufriedenheit) within the Mynaric Group as of the beginning and the end of the Waiting Period (whereby the employee engagement will be determined (i) within one month prior to the beginning and following the beginning and (ii) within one month prior to the end and following the end of the Waiting Period, respectively). The Employee Engagement Target is achieved, if the employee engagement at the end of the Waiting Period exceeds the employee engagement as determined at the beginning of the Waiting Period by at least five percentage points. If the employee engagement at the beginning of the Waiting Period is at least 80% or if an employee engagement of at least 80% is achieved during the Waiting Period, the Employee Engagement Target is achieved if the employee engagement is still 80% at the end of the Waiting Period.

5.5.4 At the end of the Waiting Period, the Supervisory Board determines the target achievement of the ESG Target as follows: If neither the Diversity Target nor the Employee Engagement Target has been achieved at the end of the Waiting Period, the target achievement for the ESG Target (the “ESG Target Achievement”) is 0%. If either the Diversity Target or the Employee Engagement Target has been achieved at the end of the Waiting Period, the ESG Target Achievement is 50%. If both the Diversity Target and the Employee Engagement Target have been achieved at the end of the Waiting Period, the ESG Target Achievement is 100%. An ESG Target Achievement above 100% is not possible.

5.6 The overall target achievement (the Overall Target Achievement”) is calculated as follows: The Absolute Share Price Performance Target Achievement (as a percentage) is multiplied with 0.8, and the ESG Target Achievement (as a percentage) is multiplied with 0.2. The result is added up and rounded down to the nearest integer. The number of Initial Stock Options, multiplied by the Overall Target Achievement (as a percentage), and the result rounded down to the nearest whole number, determines the final number of exercisable Stock Options (the “Exercisable Stock Options”).

Example: The Absolute Share Price Performance Target Achievement is 100% and the ESG Target Achievement is 50%.

The Overall Target Achievement is calculated as follows:

100 * 0.8 + 50 * 0.2 = 80 + 10 = 90% (Overall Target Achievement)

If the Initial Stock Options amounted to 933, the Exercisable Stock Options amount to 90% of the Initial Stock Options, i.e., 933 * 0,9= 839,70, i.e., 839 Exercisable Stock Options (rounded down to the nearest whole number).

5.7 The Supervisory Board will notify the Participant of the ESG Target Achievement as well as of the underlying target achievement of the Diversity Target and the Employee Engagement Target, respectively, the Overall Target Achievement, the compliance with the Maximum Remuneration and the resulting number of Exercisable Stock Options within one month after the expiry of the Waiting Period, it being understood that Stock Options may only be exercised after such notification (and all other prerequisites for such exercise being met).

§ 6

WAITING PERIOD AND EXERCISE PERIOD

6.1 The waiting period until the date on which the Stock Options may initially be exercised begins on the Grant Date and ends at the end of the fourth anniversary after the Grant Date (the “Waiting Period”).

6.2 Subject to § 5, all Stock Options may be exercised only within a time period of five years following the date on which the Waiting Period has expired (the “Exercise Period”). The Exercise Period may be extended appropriately if, due to statutory or internal company regulations, an exercise is not possible at the end of the original Exercise Period. Stock Options that have not been exercised by the end of the respective Exercise Period shall forfeit without entitlement to compensation.

§ 7

EXERCISE NOTICE

7.1 Subject to the fulfilment of the Exercise Conditions, each Participant may exercise all or part of his Stock Options by way of a written declaration (schriftliche Erklärung) to the Company in the form as attached hereto as Annex 7.1 (the “Exercise Notice”), which must be received by the Company in duplicate within an Exercise Period.

7.2 The Exercise Notice shall be backed by a proof of sufficient funds for the Exercise Price and further expenses payable in respect of the number of exercised Stock Options and by a proof of sufficient funds for the estimated payroll taxes and employee social security contributions (if any) or any similar taxes and duties. The Company reserves the right not to transfer the Shares to the Participant until full payment of the Exercise Price, including taxes and social security contributions, if and to the extent applicable.

7.3 In order to facilitate the exercise of the Stock Options by the Participants the Company may – in its sole discretion and subject always to applicable law – arrange for the benefit of the Participants with a financial institution (the “Bank”) a pre-financing of the payment of some or all of the aggregate Exercise Price (together with any taxes and social security contributions) (the “Pre-Financing”) and a sale on behalf of the relevant Participant of such a number of Exercise Shares on a stock exchange necessary to repay the Pre-Financing (the “Cashless Exercise Option”). Participants who wish to use the Cashless Exercise Option may be required inter alia: (i) to open a deposit account (Depot) with the Bank; (ii) to have all Exercise Shares for which the Cashless Exercise Option is used booked into such deposit account; and (iii) irrevocably instruct and authorize the Bank to sell the number of Exercise Shares necessary to repay the Pre-Financing. The Company bears all costs relating to the implementation of the Cashless Exercise Option (such as arrangement or administration fees). Any Participant who makes use of the Cashless Exercise Option has to bear all costs relating to the Pre-Financing and the sale of the Exercise Shares (in particular any interest and brokerage fees).

§ 8

CLAW-BACK

8.1 In the event that a Participant willfully or grossly negligent breaches statutory duties or the code of conduct of the Company (each a “Breach of Duty”), the Supervisory Board is entitled to retain or reclaim in its discretion (pflichtgemäßes Ermessen) the payout in the form of a Cash Settlement or Share Settlement in whole or in part in accordance with the following provisions:

8.1.1 In the event a Breach of Duty occurs, the Supervisory Board may decide in its discretion (pflichtgemäßes Ermessen) that Stock Options which were granted for the financial year in which the Breach of Duty has occurred and which have not been settled by the Company in accordance with § 2.4 above shall forfeit all or in part without entitlement to compensation (malus).

8.1.2 In the event a Breach of Duty occurs and the Stock Options have already been settled by the Company in accordance with § 2.4 above, the Supervisory Board is further entitled to reclaim, in its discretion (pflichtgemäßes Ermessen) the payout in whole or in part for the financial year in which the Breach of Duty has occurred (clawback), whereby the following shall apply:

(i) If the Stock Options have been settled in shares in accordance with § 2.4.1 above, the Supervisory Board is entitled to claim a compensation payment for all or part of the Stock Options already settled, provided that not more than three years have passed since the settlement of the Stock Options. The compensation payment shall correspond to the amount of (i) the number of Stock Options, the Supervisory Board claims compensation for, multiplied by the Relevant Closing Price, and (ii) in case, the respective Participant has already paid the Exercise Price for Stock Options, minus the Exercise Price multiplied by the number of Stock Options the Supervisory Board claims compensation for.

(ii) If the Stock Options have been settled in cash in accordance with § 2.4.2 above, the Supervisory Board is entitled to reclaim in its discretion (pflichtgemäßes Ermessen) the payout in whole or in part, provided that no more than three years have passed since the settlement of the Stock Options.

8.1.3 Proof of damage is not required.

8.1.4 In case of a permanent or recurring Breach of Duty, § 8.1.1 and § 8.1.2 above shall apply for all financial years in which the Breach of Duty occurs or is still continuing.

8.1.5 The Supervisory Board shall decide in each individual case at its due discretion, taking into account the circumstances of the individual case, in particular the significance of the duty that has been breached, the weight of the causal contribution of the Participant and the damage incurred, and considering the interests of both the Participant and the Company.

8.1.6 § 818 para. (3) of the German Civil Code (Bürgerliches Gesetzbuch, “BGB”) shall not apply. Claims for damages of the Company shall remain unaffected.

8.1.7 The above shall also apply in case the appointment of the Participant as member of the Management Board and/or the service agreement of the Participant has already ended.

8.2 The Supervisory Board is further entitled to reclaim in its discretion (pflichtgemäßes Ermessen) the payout already made in case it turns out that the calculation on the basis of which the payout was made was incorrect and that no payment or a lower payment would have been made on the basis of the correct calculation, whereby the following shall apply:

8.2.1 If the Stock Options have been settled in shares in accordance with § 2.4.1 above, the Supervisory Board is entitled to claim a compensation payment for all Stock Options which have been settled in excess, provided that not more than three years have passed since the settlement of the Stock Options. The compensation payment shall correspond to the amount of (i) the number of Stock Options which have been settled excess, multiplied by the Relevant Closing Price and (ii) in case, the respective Participant has already paid the Exercise Price for Exercise Shares, minus the Exercise Price multiplied by the number of Stock Options which have been settled in excess.

8.2.2 If the Stock Options have been settled in cash in accordance with § 2.4.2 above, the Supervisory Board is entitled to reclaim the difference between the cash payment made by the Company and the cash payment amount that would have been made on the basis of the correct calculation, provided that not more than three years have passed since the settlement of the Stock Options.

8.2.3 § 8.1.6 and § 8.1.7 shall apply accordingly.

§ 9

CONSEQUENCES OF A TERMINATION OF OFFICE

In the event a Participant's office as member of the Management Board ends before the expiry of the applicable Waiting Period due to a revocation from office (Widerruf der Bestellung) by the Company of the relevant Participant in circumstances where there are grounds justifying a termination of the service relationship for good cause within the meaning of Sec. 626 BGB irrespective of the preclusion period pursuant to Sec. 626 para. 2 BGB (such Participant a “Bad Leaver”), all Stock Options granted to the Bad Leaver (whether held by him or any third party) will be forfeited without entitlement to compensation. In the event a Participant's office as member of the Management Board ends before the expiry of the applicable Waiting Period due to any reason not qualifying the relevant Participant as a Bad Leaver (such Participant a “Good Leaver”), such Good Leaver will retain all Stock Options that he/she has been granted under the SOP 2023.

§ 10

TRANSFERABILlTY

10.1 Neither the Stock Options nor the rights of any Participant under any Stock Option or under the SOP 2023 are assignable or otherwise transferable except as provided in this § 10.

10.2 The Stock Options are transferable by will or applicable laws of descent upon the death of the relevant Participant.

§ 11

ADJUSTMENT IN CASE OF SPECIFIC CAPITAL AND OTHER STRUCTURAL MEASURES

11.1 In the event of:

11.1.1 a capital increase from Company funds by the issue of new shares (Kapitalerhöhung aus Gesellschaftsmitteln);

11.1.2 a reduction in the number of Shares by merging Shares without capital reduction (reverse share split) or an increase in the number of Shares without capital increase (share split);

11.1.3 a capital reduction (Kapitalherabsetzung) with a change in the total number of Shares issued by the Company; or

11.1.4 any other such event having an effect similar to any of the foregoing (each an “Adjustment Event”),

the Supervisory Board may (or shall, to the extent required to avoid adverse accounting consequences under applicable accounting standards) – subject to mandatory law – establish financial equality for the Participants in order to prevent that such Adjustment Event results in a dilution or enlargement of the benefits or potential benefits intended to be made available under the outstanding Stock Options. In such an Adjustment Event the financial equality shall preferably be established by adjusting the number of Stock Options (subject to available funding with Shares).

11.2 For the avoidance of doubt, no adjustment pursuant to § 11.1 shall occur in the event of:

11.2.1 a capital increase from Company funds without the issue of new Shares (Kapitalerhöhung aus Gesellschaftsmitteln ohne Ausgabe neuer Aktien); or

11.2.2 a capital reduction without a change in the total number of Shares issued by the Company.

11.3 If an adjustment occurs in accordance with this § 11, fractions of shares will not be granted on the exercise of Stock Options nor will they be compensated by a payment in cash.

11.4 For the avoidance of doubt, Sec. 9 para. 1 AktG applies mutatis mutandis to Stock Options which have been adjusted pursuant to this § 11.

§ 12

CHANGE OF CONTROL

12.1 For purposes of this § 12, “Change of Control” means a situation, where, following the Grant Date, a shareholder of the Company (including any third party becoming a shareholder of the

Company as a consequence of the Change of Control) for the first time (directly or indirectly and with Sec. 34 of the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG being applied mutatis mutandis) holds more than 50% of the Shares and/or voting rights of the Company (including any ADSs held by such shareholder or third party representing the respective number of Shares and/or voting rights in the Company).

12.2 In case of a Change of Control, the Participants are entitled to request from the Company, by submitting a respective notice to the Company (the “Participant Cancellation Request" ) that all of such Participant’s Stock Options are cancelled against payment of the Cancellation Compensation. The “Cancellation Compensation” corresponds to (i) the purchase price which was paid in the course of the acquisition of Shares that resulted in the Change of Control (or offered to the shareholders in case of a public tender offer) or, in case such purchase price is not known, to the average share price of the Shares or rights or certificates representing the Shares on the Company’s Primary Stock Exchange on the 30 trading days prior to the Company acquiring knowledge of the Change of Control, (ii) minus the Exercise Price.

§ 13

LIMITATION OF LIABILITY

13.1 The Company (or any of its directors, officers, employees, agents or advisors) does not:

13.1.1 assume any responsibility or liability for the development of the value or market price of the Shares;

13.1.2 warrant, assure or guarantee any increase in value of the Shares, in particular it is neither warranted, assured or guaranteed that a Participant will be able to sell his participation in the Company with a profit in the future, nor that no loss will be incurred; or

13.1.3 warrant, assure or guarantee a profit of a Participant from the SOP 2023 or any Stock Option granted thereunder.

13.2 Each Participant declares with his participation in the SOP 2023 that the participation is voluntary. Each Participant is aware of the fact that she/he alone bears the risk of a decrease in or total loss of value of her/his investments. Each Participant accepts the offer to participate in the SOP 2023 at her/his own risk and assumes any liability relating thereto.

13.3 Each Participant is responsible for obtaining legal, tax and any other necessary advice before participating in the SOP 2023 and for evaluating the tax effects connected with the SOP 2023. Each Participant accepts and declares that she/he has not been advised by or on behalf of the Company with respect to her/his participation in the SOP 2023 (in particular, regarding legal and tax issues of such participation).

§ 14

TAXES, SOCIAL SECURITY AND COSTS

14.1 All taxes (including payroll taxes), social security contributions, further duties and costs accrued by the Participant in connection with her/his participation in the SOP 2023 shall be borne by each Participant. Each Participant is obliged to pay taxes relating to the respective Stock Options granted/exercised under the SOP 2023, or relating to a transfer of such Stock Options by the Participant to a third party, to the competent tax authorities. Each Participant shall fully indemnify the Company in respect of all such liabilities and obligations against tax authorities.

14.2 The Company is entitled, if required by statutory law, to withhold payroll tax or any other taxes or duties or social security contributions to be paid by (or on behalf and account of) the Participant. This applies even after termination of the employment relationship of a Participant with the Company. The Company is entitled to demand the full cooperation of the Participant even after her/his leave with respect to the withholding of taxes, social security contributions, other duties and costs in connection with the SOP 2023. The Participant undertakes to fully co-operate with the Company.

14.3 Withholdings mentioned above do not release the Participant from her/his responsibility and obligation to pay all taxes, social contributions, further duties and costs being due and accruing in connection with his participation in the SOP 2023 or the grant, exercise or transfer of any Stock Options.

§ 15

INSIDER TRADING AND BLACK-OUT PERIODS

15.1 Any exercise of, or any other transaction in, the Stock Options (each a “Transaction”) must be conducted in compliance with (i) all applicable insider trading laws and regulations, in particular the provisions of the Market Abuse Regulation (“MAR”), and (ii) all provisions of any insider trading rules established by the Company ((i) and (ii) together the “Insider Trading Rules”). Each Participant is personally responsible for informing herself/himself about, and acting in full compliance with all applicable Insider Trading Rules. Any individual non-compliance with applicable Insider Trading Rules may lead to the imposition of civil and criminal penalties (as the case may be).

15.2 In order to minimize the potential for prohibited insider trading, the Supervisory Board may establish in its sole discretion periods from time to time during which all or some of the Participants may not engage in transactions involving the Stock Options (the “Non-Trading Periods”). Notwithstanding any other provisions in these Terms & Conditions, the Participants may not exercise any Stock Options during an applicable Non-Trading Period. Art. 19 paras. 11, 12 MAR regarding closed periods and the permissibility of trading by persons discharging managerial responsibilities within the Company during closed periods, as well as the respective delegated regulation by the European Commission, as applicable from time to time, remain unaffected.

§ 16

FORM REQUIREMENTS

16.1 Any legal statements and other notices in connection with the SOP 2023 (collectively the “Notices”) or any amendment of these Terms & Conditions (including an amendment of this § 16.1) shall be made in text form (Textform) or electronic form (e.g., e-mail) unless any other specific form is required by mandatory law or these Terms & Conditions.

16.2 Any Notice to be delivered to the Company shall be addressed by email to the HR Department of Mynaric AG (e-mail: hr@mynaric.com). The Company shall communicate changes in the address set forth in the previous sentence as soon as possible to the Participants. In the absence of such communication, the address stated above shall remain in place.

16.3 Any Notice to be given to a Participant may be served by being sent to her/him by email or to her/his home or business address. Each Participant shall communicate changes of address as soon as possible to the Company.

§ 17

PROCESSING OF PERSONAL DATA

The Company processes personal data of the Participants in connection with the administration, implementation and settlement of the SOP 2023. Additional information regarding the processing of personal data in connection with the SOP 2023 is included as an Annex 17 (Information on the Processing of Personal Data).

§ 18

GOVERNING LAW AND JURISDICTION

18.1 The SOP 2023, any Stock Options granted thereunder and these Terms & Conditions shall be exclusively governed by, and be construed in accordance with, the laws of the Federal Republic of Germany, without regard to principles of conflicts of laws.

18.2 Any dispute, controversy or claim arising from or in connection with the SOP 2023, any Stock Options granted thereunder or these Terms & Conditions or their validity shall be, to the extent legally permissible, decided upon by the competent courts in Munich, Germany.

§ 19

FINAL PROVISIONS

19.1 All provisions in these Terms & Conditions shall be subject to the terms and conditions established by the SOP Resolution.

19.2 Unless otherwise explicitly provided for in these Terms & Conditions, no Participant shall be entitled to assign any rights or claims under the SOP 2023 and these Terms & Conditions without the written consent of the Company.

19.3 In these Terms & Conditions, the headings are inserted for convenience only and shall not affect the interpretation of these Terms & Conditions; where a German term has been inserted in italics, it alone (and not the English term to which it relates) shall be authoritative for the purpose of the interpretation of the relevant English term in these Terms & Conditions. Any reference made in these Terms & Conditions to any clauses without further indication of a law, an agreement or another document shall mean clauses of these Terms & Conditions.

19.4 In the event that one or more provisions of these Terms & Conditions shall, or shall be deemed to, be invalid or unenforceable, the validity and enforceability of the other provisions of these Terms & Conditions shall not be affected thereby. In such case, the Company and each Participant agree to recognize and give effect to such valid and enforceable provision or provisions, which correspond as closely as possible with the commercial intent of the Parties. The same shall apply in the event that these Terms & Conditions contain any unintended gaps (unbeabsichtigte Lücken).

Gilching, [October] 2023

Mynaric AG

* * * *

Annex 7.1

Ausübungs- und Bezugserklärung zum Aktienoptionsprogramm 2023 gemäß § 198 Abs. 1 AktG (doppelt ausgestellt)	Exercise Notice AND SUBSCRIPTION DECLARATION relating to the Stock Option Program 2023 pursuant to Sec. 198 para. 1 of the German Stock Corporation Act (“AktG”) (issued twice)

Durch Beschluss der ordentlichen Hauptversammlung der Mynaric AG vom 7. August 2023 wurde das Grundkapital der Mynaric AG um bis zu EUR 197.317,00 durch Ausgabe von bis zu 197.317 neuen, auf den Namen lautende Stückaktien mit einem rechnerischen Anteil am Grundkapital von EUR 1,00 bedingt erhöht („Bedingtes Kapital 2023“). Das Bedingte Kapital 2023 dient ausschließlich der Sicherung von Bezugsrechten auf Aktien (Aktienoptionen) an Vorstandsmitglieder der Gesellschaft, die im Rahmen eines Aktienoptionsprogramms in der Zeit ab Eintragung des Bedingten Kapitals 2023 bis zum 6. August 2028 ausgegeben werden.

By resolution of the annual general meeting of Mynaric AG of August 7, 2023, the share capital of Mynaric AG was conditionally increased by up to EUR 197,317.00 through the issuance of up to 197,317 no-par value registered shares with a pro rata mount of the share capital of EUR 1.00 (“Conditional Capital 2023”). The Conditional Capital 2023 serves to secure subscription rights (stock options) to members of the Management Board, issued under a Stock Option Plan in the time period from the date of registration of the Conditional Capital 2023 until August 6, 2028.

Der Aufsichtsrat wurde durch Beschluss der ordentlichen Hauptversammlung der Mynaric AG vom 7. August 2023 ermächtigt, bis einschließlich zum 6. August 2023 einmalig oder mehrmals Bezugsrechte (Aktienoptionen) auf insgesamt bis zu 197.317 auf den Namen lautende Stückaktien der Gesellschaft an Vorstandsmitglieder der Gesellschaft zu gewähren.

By resolution of the annual general meeting of Mynaric AG of August 7, 2023, the Supervisory Board was authorized to grant on one or more occasion until (and including) August 6, 2023, subscription rights (stock options) to up to 197,317 no-par value registered shares of the Company to members of the Management Board of the Company.

Eine Aktienoption (Stock Option) gewährt ein Bezugsrecht auf eine Aktie der Gesellschaft mit einem rechnerischen Anteil am Grundkapital der Mynaric AG von EUR 1,00.	One stock option grants a subscription right to one share of the company with a pro rata amount of the nominal share capital of Mynaric AG of EUR 1.00.

Ich, Frau/Herr [Vor- und Nachname, Geburtsdatum, Adresse], bin Inhaber/in von insgesamt [●] Bezugsrechten aus [●] Aktienoptionen mit dem Recht auf den Bezug von jeweils einer Aktie der Mynaric AG mit einem rechnerischen Anteil am Grundkapital der Mynaric AG von EUR 1,00 je Aktie aus dem Aktienoptionsprogramm 2023.

I, Mrs./Mr. [first and last name, date of birth, address], am the holder of a total of [●] subscription rights from [●] stock options, each of them entitling me to the subscription of one share of Mynaric AG with a pro rata amount of EUR 1.00 of the nominal share capital of Mynaric AG under the Stock Option Program 2023.

Ich erkläre hiermit gemäß § 198 Abs. 1 AktG nach Maßgabe der Optionsbedingungen die Ausübung von [●] Bezugsrechten, und zeichne und übernehme aus dem von der Hauptversammlung der Mynaric AG vom 7. August 2023 unter TOP 13 beschlossenen und in das Handelsregister eingetragenen Bedingten Kapital 2023 insgesamt [●] auf den Namen lautende Stückaktien der Mynaric AG mit einem rechnerischen Anteil am Grundkapital der Mynaric AG von EUR 1,00 je Aktie.

I herewith declare pursuant to Sec. 198 para. 1 AktG in accordance with the Option Terms & Conditions the exercise of [●] subscription rights, and subscribe for a total of [●] no-par-value registered shares of Mynaric AG with a pro rata amount of EUR 1.00 of the nominal share capital of Mynaric AG AG out of the Conditional Capital 2023, resolved upon by the general meeting of Mynaric AG as of August 7, 2023, under agenda item 13 and registered with the commercial register.

Der für diese Aktien zu leistende Ausübungspreis von EUR [●] je Aktie, und damit EUR [●] insgesamt, wurde auf das vom Aufsichtsrat bezeichnete Konto der Mynaric AG bei der

The exercise price for these shares in the amount of EUR [●] per share and, thus, a total amount of EUR [●], has been paid or transferred to the account of Mynaric AG, as determined by the Supervisory Board at

[●], IBAN: [●], BIC: [●], eingezahlt bzw. überwiesen.	[●], IBAN: [●], BIC: [●]].

Die Aktien sollen in Form von Miteigentumsanteilen an einer Globalurkunde in mein Depot bei der	The shares shall be booked in my share deposit in the form of a co-ownership share (Miteigentumsanteil) of a global share certificate (Globalurkunde) with

[Bezeichnung des Kreditinstituts], IBAN: [●], BIC: [●], Depotinhaber: [●], eingebucht werden.	[name of bank], IBAN: [●], BIC: [●], depositor: [●].

Eine Zweitausfertigung dieser Ausübungs- und Bezugserklärung ist beigefügt. Die deutsche Fassung dieser Ausübungs- und Bezugserklärung ist maßgeblich.	A duplicate of this exercise notice and subscription declaration is attached. The German version of this exercise notice and subscription declaration shall prevail.

Ort/Place, Datum/Date:

Unterschrift/Signature:

Annex 17

Information on the Processing of Personal Data

in connection with the Stock Option Program 2023

(hereinafter referred to as “SOP 2023”)

of Mynaric AG

(hereinafter referred to as the “Company”)

In connection with the administration, processing and execution of the SOP 2023, the Company processes personal data of the beneficiaries (hereinafter also referred to as “Data Subjects”) in accordance with the EU General Data Protection Regulation (“GDPR”). Pursuant to the GDPR, the Company is obliged to provide the following information on the processing of personal data. All defined terms used in this information have the meaning assigned to them in the option conditions.

I. Responsibilities and Contact Information

The controller of the personal data pursuant to Art. 4 para. 7 GDPR is the Company:

Mynaric AG

Dornierstr. 19, 82205 Gilching

Telephone: +49 (0)8105 7999 0

E-Mail: info@mynaric.com

Website: www.mynaric.com

The Data Protection Officer of the Company can be contacted through:

Mynaric AG

Data Protection Officer

Dornierstr. 19, 82205 Gilching

or

Email: dataprotection@mynaric.com

II. Use of Personal Data by the Company

The Company processes personal data of the Data Subjects such as names, contact data, tax numbers and all other information necessary for the participation of a Data Subject in the SOP 2023 as well as for the administration, processing and execution of the SOP 2023 (processing purpose). The legal basis for data processing is Art. 6 Para. 1 (b) GDPR.

In addition, the Company processes personal data of the Data Subjects if and to the extent required by the law applicable to the Company (e.g., tax law). The legal basis for data processing in this respect is Art. 6 para. 1 (c) GDPR.

III. Transfer of Personal Data

The Company may disclose personal data to an external service provider (“External Service Provider”) commissioned or involved for the purposes of the administration, processing and/or execution of the SOP 2023 in order to support the processing of personal data for the processing purpose set out in Section II above. If and to the extent permitted by law, the Company may also commission other third parties to provide certain services, such as IT-services and legal services, for the processing purpose set out in Section II above and may disclose personal data to such third parties. These recipients provide their assistance or services to the Company under its control and direction and may have access to personal data to the extent necessary to provide their assistance or services.

In addition, the Company may, to the extent required and permitted by law, transfer personal data to domestic and foreign authorities or courts in order to fulfil legal obligations.

IV. Storage and Deletion of Personal Data

The Company processes the personal data within the framework of the participation of the Data Subjects in the SOP 2023. The Company deletes the personal data if it no longer needs it for the fulfilment of its contractual obligations under the SOP 2023 and if there are no legal storage obligations. In the event of a legal obligation to retain personal data, the Company shall restrict the processing of such personal data.

V. Rights of the Data Subjects

The Data Subjects may, at any time and free of charge, contact the Company or its Data Protection Officer directly with an informal notification in order to exercise their rights under the GDPR. The Data Subjects have the right, subject to the legal requirements, the fulfilment of which is to be examined on a case-by-case basis, to request information on their personal data, any rectification or deletion of their personal data, information regarding restrictions on the processing of their personal data and they have the right to receive their personal data in a structured, generally used and machine-readable format.

The Data Subjects also have the right to object to the processing of their personal data, subject to the legal requirements, the fulfilment of which must be examined on a case-by-case basis.

In addition, Data Subjects have the right to lodge a complaint with a supervisory authority.